SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment Number 4

Under the Securities Exchange Act of 1934

Bluegate Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

09623A-10-5
(CUSIP Number)

Manfred Sternberg 701 N. Post Oak Rd., Suite 600, Houston,
Texas 77024, (713) 686-1100
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09623A-10-5	Page 2 of 5

(1)	Name of Reporting Person and IRS Identification No. of Above Person: Manfred Sternberg
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 9,175,768
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 9,175,768
	(10)	Shared Dispositive Power -0-
(11)	Aggregate Amount Owned by Each Reporting Person 9,175,768
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount if Row (11) 30.5%
(14)	Type of Reporting Person IN

CUSIP No. 09623A-10-5	Page 3 of 5

ITEM 1	Security and Issuer

This Schedule 13D is being filed with respect to shares of common stock, par value $0.001 per share, of Bluegate Corporation, whose address is 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

ITEM 2.	Identity and Background

(a)	Manfred Sternberg.

(b)	Business address: 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

(c)	Director, Bluegate Corporation, 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

(d)	Mr. Sternberg has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)
Mr. Sternberg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sternberg is a citizen of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration

This Form 13D/A discloses that on February 14, 2008, we issued an aggregate of 2,400,000 shares of common stock to Mr. Sternberg.  Bluegate and the reporting persons agreed to convert debt into common stock at a conversion price of $0.0333334 per share.

CUSIP No. 09623A-10-5	Page 4 of 5

ITEM 4.	Purpose of Transaction

This Form 13D/A discloses that on February 14, 2008, we issued an aggregate of 2,400,000 shares of common stock to Mr. Sternberg.  Bluegate and the reporting persons agreed to convert debt into common stock at a conversion price of $0.0333334 per share.

(a)
Mr. Sternberg may, from time to time, acquire additional securities of the registrant for investment purposes.  In connection with Mr. Sternberg's position as an executive officer and director of the registrant, he could receive as compensation, stock and options to acquire shares of common stock.

(b)	Mr. Sternberg has no present plans or proposals for an extraordinary corporate transaction involving the registrant.

(c)	Mr. Sternberg has no present plans or proposals involving the sale or transfer of a material amount of assets of the registrant or any of its subsidiaries.

(d)
Mr. Sternberg has no present plans or proposals involving any change in the present board of directors or management of registrant, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Mr. Sternberg has no present plans or proposals for a material change in the present capitalization or dividend policy of the registrant.

(f)	Mr. Sternberg has no present plans or proposals for a material change in the registrant's business or corporate structure.

(g)
Mr. Sternberg has no present plans or proposals for changes in the registrant's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the registrant by any person.

(h)
Mr. Sternberg has no present plans or proposals for causing a class of securities of the registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	Mr. Sternberg has no present plans or proposals for a class of securities of the registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)	Mr. Sternberg has no present plans or proposals for any actions similar to those enumerated above.

CUSIP No. 09623A-10-5	Page 5 of 5

ITEM 5.	Interest in Securities of the Issuer

(a)	Mr. Sternberg is the beneficial owner of 9,175,768 shares of common stock.

(b)	Mr. Sternberg has sole voting and dispositive power for all of the shares of common stock.

(c)	Mr. Sternberg has not made any transactions in common stock during the past sixty days, other than as described herein.

(d)	Other than Mr. Sternberg, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Sternberg's holdings.

(e)	Not applicable.

ITEM 6.	Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Sternberg is a Director.

ITEM 7.	Material to be Filed as Exhibits

None
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date	(signed)
February 21, 2008	/s/ Manfred Sternberg
Manfred Sternberg